                                                                      EXHIBIT 99




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Partners of
   Market Hub Partners:

     We have audited the accompanying combined balance sheets of Market Hub Partners (see Note 1) as of December 31, 1996 and 1995, and the related combined statements of operations, capital and cash flows for the two years ended December 31, 1996 and for the period from inception (December 21, 1994) to December 31, 1994. These financial statements are the responsibility of the management of Market Hub Partners. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Market Hub Partners as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the two years ended December 31, 1996 and for the period from inception (December 21, 1994) to December 31, 1994, in conformity with generally accepted accounting principles.





                                               ARTHUR ANDERSEN LLP


Houston, Texas
March 6, 1997

                              MARKET HUB PARTNERS

                            COMBINED BALANCE SHEETS



                                                                                       DECEMBER 31,
                                                                              ----------------------------
                                                                                  1996             1995
                                                                              -----------        ---------
                                                                                     (IN THOUSANDS)
                                                     ASSETS
 Current Assets:

     Cash and cash equivalents . . . . . . . . . . . . . . . . . . . .        $    638            $    872
 Restricted cash                                                                   721               1,172
     Accounts receivable . . . . . . . . . . . . . . . . . . . . . . .           3,121               1,549
     Inventory . . . . . . . . . . . . . . . . . . . . . . . . . . . .           2,031               1,774

     Prepaid expenses  . . . . . . . . . . . . . . . . . . . . . . . .             270                 188
                                                                              --------            --------
               Total Current Assets  . . . . . . . . . . . . . . . . .           6,781               5,555
                                                                              --------            --------
 Property and Equipment:

     Natural gas storage facilities  . . . . . . . . . . . . . . . . .         124,968              83,107
     Construction in progress  . . . . . . . . . . . . . . . . . . . .          26,493              16,087

         Less accumulated depreciation . . . . . . . . . . . . . . . .          (5,525)             (1,634)
                                                                              --------            --------
                                                                               145,936              97,560
                                                                              --------            --------

 Other Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           4,018               2,970
                                                                              --------            --------
                                                                              $156,735            $106,085
                                                                              ========            ========

                                            LIABILITIES AND CAPITAL


 Current Liabilities:
     Current portion of long-term debt . . . . . . . . . . . . . . . .        $  4,200            $  1,350

     Accounts payable:
         Trade and other . . . . . . . . . . . . . . . . . . . . . . .              15               2,371

         Partners and affiliates (including accrued interest on note
           payable to TPC)                                                       1,818               8,989
     Note payable to TPC . . . . . . . . . . . . . . . . . . . . . . .           8,800              25,021
     Deferred revenue  . . . . . . . . . . . . . . . . . . . . . . . .              --                  94

     Accrued liabilities . . . . . . . . . . . . . . . . . . . . . . .           2,239               2,681
                                                                              --------            --------
               Total Current Liabilities . . . . . . . . . . . . . . .          17,072              40,506

 Note payable to TPC . . . . . . . . . . . . . . . . . . . . . . . . .          12,000                  --
 Long-Term Debt, net of current portion  . . . . . . . . . . . . . . .          53,492               8,464

 Capital                                                                        74,171              57,115
                                                                              --------            --------
                                                                              $156,735            $106,085
                                                                              ========            ========





            The accompanying Notes to Combined Financial Statements
                   are an integral part of these statements.

                              MARKET HUB PARTNERS

                       COMBINED STATEMENTS OF OPERATIONS




                                                                  YEAR ENDED DECEMBER 31,  PERIOD FROM INCEPTION
                                                                  -----------------------   (DECEMBER 21, 1994)
                                                                      1996        1995     TO DECEMBER 31, 1994
                                                                  ----------    ---------  ---------------------
                                                                               (IN THOUSANDS)
  Revenues:
    Salt cavern storage .........................................   $ 15,670    $  7,528         $     --
    Pipeline storage and transportation .........................      1,804       2,700              115
    Other revenue ...............................................      3,043         436               --
                                                                    --------    --------         --------
    Total revenue ...............................................     20,517      10,664              115
                                                                    --------    --------         --------
  Operating Expense:
    Operations and maintenance ..................................      3,970       3,586               49
    Plant administrative expense ................................      2,082       1,802               --
    Depreciation and amortization ...............................      4,138       1,875               21
                                                                    --------    --------         --------
    Total costs and expenses ....................................     10,190       7,263               70
                                                                    --------    --------         --------
  Operating Income ..............................................     10,327       3,401               45
  Other Income (Expense):
    General and administrative expense ..........................     (2,094)     (1,717)            (703)
    Interest expense (including an extraordinary loss  of
     $452,000 on early extinguishment of debt in 1996) ..........     (3,589)     (1,267)             (18)
    Interest income .............................................        172         512               14
                                                                    --------    --------         --------
  Net Income (Loss) .............................................   $  4,816    $    929         $   (662)
                                                                    ========    ========         ========





            The accompanying Notes to Combined Financial Statements
                   are an integral part of these statements.

                              MARKET HUB PARTNERS

                         COMBINED STATEMENTS OF CAPITAL




                                                     YEAR ENDED DECEMBER 31,       PERIOD FROM INCEPTION
                                                ---------------------------------    (DECEMBER 21, 1994)
                                                     1996              1995        TO DECEMBER 31, 1994
                                                ---------------   ---------------  ---------------------
                                                                   (IN THOUSANDS)
   Contributions of assets by TPC ...........   $            --   $          (139)   $        24,227
   Cash contributions by other partners .....            12,240            19,760             13,000
   Net Income (Loss) ........................             4,816               929               (662)
                                                ---------------   ---------------    ---------------
   Net Increase in Capital ..................            17,056            20,550             36,565
   Balance, Beginning of Period .............            57,115            36,565                 --
                                                ---------------   ---------------    ---------------
   Balance, End of Period ...................   $        74,171   $        57,115    $        36,565
                                                ===============   ===============    ===============





            The accompanying Notes to Combined Financial Statements
                   are an integral part of these statements.

                              MARKET HUB PARTNERS

                       COMBINED STATEMENTS OF CASH FLOWS




                                                                      YEAR ENDED DECEMBER 31,         PERIOD FROM INCEPTION
                                                           ----------------------------------------    (DECEMBER 21, 1994)
                                                                  1996                  1995          TO DECEMBER 31, 1994
                                                           ------------------    ------------------   ---------------------
                                                                                        (IN THOUSANDS)
Cash Flows from Operating Activities:
  Net Income (Loss) ....................................   $            4,816    $              929    $             (662)
     Depreciation and amortization .....................                4,138                 1,875                    21
  Adjustments to reconcile net income to net cash
   flows from operating activities:
     Decrease (increase) in Restricted Cash ............                  451                  (146)                   --
     Decrease (increase) in Accounts Receivable ........               (1,572)                 (981)                   --
     (Increase) decrease in Inventory and Prepaid ......                 (339)               (1,799)                   --
       Expenses
     Increase (decrease) in Trade Payables and Other ...               (2,798)               (2,425)                   --
       Liabilities
     Increase (decrease) in payable to partners and ....               (7,171)                8,326                   655
       affiliates
     Other .............................................                   40                  (135)                   --
                                                           ------------------    ------------------    ------------------
          Net Cash Provided by (Used in) Operating .....               (2,435)                5,644                    14
                                                           ------------------    ------------------    ------------------
            Activities
Cash Flows from Investing Activities:
  Capital and Other Asset additions ....................              (43,770)              (39,186)                   --
                                                           ------------------    ------------------    ------------------
Cash Flows from Financing Activities:
  Capital contributions ................................               12,240                19,760                13,000
  Net increase (decrease) in Note Payable to TPC .......               (4,221)                2,799                   227
  Issuance of long-term debt (net of expenses of .......               58,407                    --                    --
  Repayments of long-term debt .........................              (20,455)               (1,386)                   --
                                                           ------------------    ------------------    ------------------
          Net Cash Provided by Financing Activities ....               45,971                21,173                13,227
                                                           ------------------    ------------------    ------------------
  Net Increase (Decrease) in Cash and Cash .............                 (234)              (12,369)               13,241
Equivalents
  Cash and Cash Equivalents at Beginning of Period .....                  872                13,241                    --
                                                           ------------------    ------------------    ------------------
  Cash and Cash Equivalents at End of Period ...........   $              638    $              872    $           13,241
                                                           ==================    ==================    ==================
Supplemental Disclosure:
  Cash paid during the period for interest, net of .....   $            4,549    $            1,068    $               --
    amounts capitalized





            The accompanying Notes to Combined Financial Statements
                   are an integral part of these statements.

                              MARKET HUB PARTNERS

                     NOTES TO COMBINED FINANCIAL STATEMENTS





(1)  ORGANIZATION AND CONTROL

     The accompanying financial statements of Market Hub Partners ("MHP") is a combined presentation of the balance sheets and statements of operations and cash flows of Market Hub Partners, Inc. ("MHI"), a Delaware corporation, and Market Hub Partners, L.P. ("MHL"), a Delaware limited partnership, each formed on December 21, 1994. MHP was formed to own, construct and operate underground caverns capable of storing natural gas and related facilities capable of injecting and withdrawing stored gas at high rates of delivery. TPC Corporation ("TPC"), a Delaware corporation, formed MHP with subsidiaries of NIPSCO Industries, Inc., New Jersey Resources Corporation, DPL Inc., and Public Service Enterprise Group, Incorporated. Subsidiaries of TPC and these four companies, on a pro rata basis, own the stock of MHI, the 1% general partner of MHL, and are the limited partners of MHL.

     TPC contributed its interests in five market center projects (in varying stages of operation or development) to MHP through a series of mergers between the TPC subsidiaries, through which it previously conducted its gas storage business, and subsidiaries of MHP. The interests contributed by TPC include its market center facilities, market center locations, development plans, permits, leases and signed storage service contracts, as well as associated long-term debt and other liabilities, relating to its five market center projects as of March 31, 1994 (herein referred to as the "Effective Date").
See Note 5 - Long-term Debt and Note Payable to TPC for a description of advances made by TPC after the Effective Date. TPC's four partners committed to contribute $45,000,000 to MHP over a period extending from 1994 to 1996, all of which was contributed by July 1996. TPC's interest in net income is approximately 61% at commencement of MHP operations and will increase to approximately 70% at such time as two of the initial partners with reversionary interests receive distributions from MHP equal to 150% of their cumulative capital contributions.

     MHP owns and operates natural gas market centers located in Texas and Louisiana and it is anticipated that MHP will construct, own and operate up to three such additional natural gas market centers. The services that MHP markets or anticipates marketing include "unbundled" high deliverability storage services, cash market trading, real time title tracking and other hub services. The customers for these "unbundled" services include natural gas producers, marketers, pipelines, local distribution companies and end users. MHP's revenue, profitability and future rate of growth are substantially dependent upon the supply and demand for natural gas, the pace of natural gas industry deregulation at both the federal and state levels, and the current and future positions regarding expiration of customer contractual commitments for both firm transportation and storage services. Such factors are largely beyond MHP's control.

     MHP has a small administrative staff located in Leesburg, Virginia, near Washington, D.C., which is responsible for managing the business affairs of MHP. Through June 30, 1996, many of the day-to-day operating activities at each of the market centers and storage locations were performed under contract by employees of TPC and its affiliates and were governed by various service agreements covering project development services, construction management services, field operating services, storage sales services, gas title information and administration services, financing support services, business support services and technology access services. Effective July 1, 1996, MHP established another office in Houston, Texas, and the TPC employees who were previously involved in providing project development services, construction management services, storage sales services and gas title information and administrative services to MHP became employees of MHP. Accordingly, the contracts between TPC and MHP relating to those services were canceled. The remaining service contracts between TPC and MHP for accounting, financial, field operating and technology access services were not affected.

     Under the terms of the Agreement of Limited Partnership, certain decisions require the approval of TPC and at least two other partners. Such matters principally focus on decisions involving financing, acquisitions or divestitures and approval of operating budgets.

                              MARKET HUB PARTNERS

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRESENTATION AND PRINCIPLES OF COMBINATION - The accompanying financial statements include the combined accounts of MHI and MHL and their respective subsidiaries. MHP's interests in various gas storage joint ventures have been proportionately consolidated. Material intercompany balances and transactions have been eliminated.

     CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist of demand deposits and highly liquid investments purchased with an original maturity of three months or less.

     CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject MHP to concentration of credit risk consist primarily of temporary cash investments and trade receivables derived principally from uncollateralized sales to customers in the pipeline and natural gas utility industries. The concentration of credit risk in these industries affects MHP's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions.

     INVENTORIES - Inventories of natural gas are carried at the lower of weighted average cost or market value.

     PROPERTY AND EQUIPMENT - Property and equipment contributed to MHP was contributed at the historical cost basis net of related accumulated depreciation at the date of contribution. Depreciation of storage facilities and equipment (whether contributed or subsequently acquired) is provided using the straight-line method over estimated useful lives of the assets ranging from fifteen to thirty years. Other property is depreciated on the straight-line method over applicable estimated useful lives. Additions, renewals, and betterments that materially add to productive capacity or extend the life of an asset are capitalized. Expenditures for routine maintenance, repairs, and renewal costs are expensed as incurred. Interest is capitalized during the construction period of major facilities and amounted to $1,868,100 and $1,966,300 in the years ended December 31, 1996 and 1995, respectively. In 1996, MHP adopted the provisions of Statement of Financial Accounting Standards
(SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." Since adoption, SFAS No. 121 has had no impact on MHP's financial statements.

     INCOME TAXES - MHI has various wholly-owned incorporated subsidiaries and interests in related limited partnerships. Because no stockholder owns more than 80% of MHI, the corporation files a separate federal income tax return and as such is responsible for its own income tax liabilities. The tax liabilities of MHI are immaterial. MHL is a limited partnership, and the applicable tax liability or benefit is the responsibility of the individual general or limited partners.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements relate primarily to the depreciable lives of property and equipment.

(3)  DESCRIPTION OF MARKET CENTER PROJECTS

     MOSS BLUFF FACILITY. This facility, which is located near Houston, Texas, began operations in 1990, prior to TPC's formation of MHP. Through July 3, 1996, Moss Bluff Gas Storage Systems ("MBGSS"), was the partnership that owned the facility, with MHP having a 50% partnership interest in MBGSS. On July 3, 1996, MHP acquired the 50% partnership interest in MBGSS owned by CMS Energy Corporation ("CMS") for a net cash payment of approximately $26.6 million and the transfer by MHP to CMS of MHP's 50% interest in a market hub project in Michigan (see Midwest Area below). Financing for this transaction was provided through the issuance of $60 million of senior secured notes by MHP in a private placement (see Note 5). MBGSS was effectively dissolved upon MHP's acquisition of CMS's partnership interest.

                              MARKET HUB PARTNERS

     The Moss Bluff Facility has three storage caverns that provide approximately 7.8 Bcf of working storage capacity and a maximum 200 million cubic feet per day ("MMcf/d") and 900 MMcf/d of injection and withdrawal capacities, respectively. During 1994, an estimated 0.6 Bcf of storage capacity was added to the second cavern at the Moss Bluff Facility by using technology developed by TPC for leaching natural gas storage caverns while in operation. The third cavern with a working storage capacity of 2.25 Bcf was placed in service on September 18, 1995. Total construction expenditures related to this cavern were approximately $13.5 million.

     EGAN FACILITY. The Egan Facility is located in Acadia Parish, Louisiana. Construction began in 1994, following the signing of long term service contracts with two major local distribution companies in the Midwest as well as TPC. Initial service of 3.6 Bcf of working storage capacity (current capacity is 4.7 Bcf) with 185 MMcf/d of injection capacity and 750 MMcf/d of withdrawal capacity began September 1, 1995, while construction continued on a new pipeline interconnection. Total construction expenditures for the initial cavern, the pipeline interconnection and the facility infrastructure were $60.7 million. In 1996, MHP began construction of a second cavern at Egan with an initial planned working storage capacity of 2.0 Bcf. Cumulative construction expenditures of $3.9 million were incurred on this cavern through December 31, 1996.

     COPIAH COUNTY PROJECT. This project includes the planned development of salt caverns at a storage site located in Copiah County, Mississippi. The project was originally owned 75% by MHP and 25% by a third party, however, in the first quarter of 1996, TPC purchased the third party's interest in the project at the partner's cost. It is expected that the general partnership owning the project site will ultimately be dissolved and that MHP and TPC will each receive a proportionate share of the project site acreage in order to enable them to pursue separate (but possibly related) projects in the respective areas of natural gas storage and compressed air energy storage. A total of $2.7 million (net to MHP) had been incurred in development related expenditures through December 31, 1996.

     TIOGA PROJECT. The Tioga project is a market area project located in Tioga County, Pennsylvania, near the New York border. MHP has received bids from potential customers for natural gas storage services at the facility which is expected to initially have 2.5 Bcf of storage capacity. The first phase of the facility is targeted to begin operations in 1999. A total of $19.7 million has been incurred in development expenditures through December 31, 1996.

     MIDWEST AREA. In the Midwest area, TPC and CMS originally proposed to develop the Grands Lacs Project in southeastern Michigan, with each company owning a 50% interest in the project. Service in a third party facility began under an interim contract in the second quarter of 1995. On July 3, 1996, MHP conveyed the interest in the Grands Lacs Project to CMS in conjunction with the acquisition by MHP of the 50% interest in the Moss Bluff Facility held by CMS. MHP is presently exploring other potential sites for a midwestern area market hub.

(4)  OTHER ASSETS

     Other assets consist primarily of formation costs of MHP and deferred financing fees related to a private placement financing transaction completed in July 1996 (see Note 5). The formation costs include legal, accounting and other services and are being amortized over a period of five years. The deferred financing fees related to the private placement transaction include legal, placement agency and other services and are being amortized over the life of the underlying loan.

(5)  LONG-TERM DEBT AND NOTE PAYABLE TO TPC

     MOSS BLUFF FINANCING. MHP, through its half interest in MBGSS, was party to a project financing agreement with a bank for an original amount of $25,000,000 of debt through July 3, 1996 (see Note Payable to TPC below). Borrowings under the agreement provided for construction financing of the first two salt caverns and related surface facilities. The outstanding loan balance at the time of payoff on July 3, 1996, including assumption of the 50% attributable to CMS' former interest, was $16,695,000 (a $452,000 loss was incurred on the early extinguishment of the

                              MARKET HUB PARTNERS

debt). The loan bore interest, at the option of MHP and its partner, at the prime rate plus 1% or a Eurodollar index rate plus 1.65% ("Interest Index Margin"). Prior to June 30, 1996, terms of the loan required MBGSS to deposit to accounts controlled by the lender certain amounts from operating cash flow to equal certain future principal and interest payments.

     NOTE PAYABLE TO TPC. Under the terms of the Agreement of Limited Partnership, MHP has assumed an obligation to TPC for advances made by TPC to the gas storage projects after the effective date of the formation in order to fund construction activities. Additional advances were made to MHP by TPC to fund construction and development activities during 1995 and the first quarter of 1996 such that cumulative advances at that date totaled $31,020,000. Interest on the outstanding balance was accrued through December 1996 at the prime rate stated by Wells Fargo Bank, which was a weighted average of 8.25% and 8.83% for the years ended December 31, 1996 and 1995; a total of $2,037,700 and $2,261,300 of interest was accrued on the advances during the years ended December 31, 1996 and 1995, and the unpaid portions of such amounts are included as a current payable to TPC in the accompanying combined balance sheet.

     SENIOR SECURED NOTES. On July 3, 1996, two of MHP's subsidiaries completed the issuance of $60 million of senior secured notes in a private placement transaction. The senior secured notes bear interest at a rate of 8.10% per annum and are due in varying amounts through December 31, 2006. Proceeds of the private placement were used by MHP to acquire the remaining 50% interest in the Moss Bluff Facility owned by a third party, to retire an outstanding bank loan on the Moss Bluff Facility, to repay a portion of the promissory note owed by MHP to TPC, and to pay the costs of the financing transaction. The portion of the promissory note repaid by MHP to TPC with proceeds of the private placement amounted to approximately $14,100,000. The remaining $16,900,000 balance of the promissory note payable by MHP to TPC, which was originally due in December 1996, was extended through March 31, 1997 at an annual interest rate of 12%; an additional $3,900,000 was also loaned by TPC to MHP on the same terms in December 1996. Repayment of approximately $8,800,000 of the promissory note is expected to be made from the proceeds of a new MHP private placement debt financing that is anticipated to close on or around March 31, 1997 (commitments from the lenders have been obtained for this financing). Accordingly, such portion of the promissory note has been classified as a current payable and the balance, which is expected to be refinanced on a long-term basis, has been classified as a non-current payable at December 31, 1996.

     The MHP subsidiaries which issued the senior secured notes are required to maintain a specified balance in a cash reserve account at a trustee bank and to meet certain debt service coverage ratios on a combined basis. At December 31, 1996, the subsidiaries were in compliance with such coverage ratios.
Maturities of the senior secured notes for the five fiscal years following December 31, 1996 are as follows:

                                                                  AMOUNT
                                                              -------------
                                                              (IN THOUSANDS)
          1997...............................................  $  4,200
          1998...............................................     4,449
          1999...............................................     4,667
          2000...............................................     3,437
          2001...............................................     3,331
          Thereafter.........................................    37,608
                                                               --------
          Total minimum payments required....................  $ 57,692
                                                               ========

                              MARKET HUB PARTNERS

(6)  FINANCIAL INSTRUMENTS AND OFF BALANCE SHEET RISK

     The following table presents the carrying amount and estimated fair value of MHP's financial instruments at December 31, 1996 and 1995.


                                                 DECEMBER 31,  1996        DECEMBER 31, 1995
                                                --------------------      ---------------------
                                                CARRYING       FAIR       CARRYING        FAIR
                                                 AMOUNT        VALUE       AMOUNT         VALUE
                                                --------       -----      --------        -----
                                                                 (IN THOUSANDS)
  Assets:
     Cash and cash equivalents .........   $       638   $       638   $       872   $       872
     Interest rate cap agreements ......            --            --           111            36
  Liabilities:
     Long-term debt ....................        57,692        57,692         9,814         9,814
     Note payable to TPC ...............        20,800        20,800        25,021        25,021

     The following methods and assumptions were used to estimate the fair value of the financial instruments summarized in the above table. The carrying value of restricted cash, trade receivables and trade payables included in the accompanying balance sheet approximated fair value at December 31, 1996 and 1995.

     CASH AND CASH EQUIVALENTS - The carrying amounts of cash and cash equivalents approximated fair value due to their short-term nature.

     INTEREST RATE CAP AGREEMENT - The fair value of interest rate caps at December 31, 1995 represented the amount at which they could be settled, based on quotes from dealers. The risk of nonperformance by the counterparties to the interest rate cap agreements was not considered significant. In conjunction with the private placement financing transaction and repayment of the MBGSS project finance loan (see Note 5), MHP sold the interest rate caps to TPC at fair value in September 1996. A loss of $112,000 was recorded on this transaction and was included in the $452,000 loss on the early extinguishment of the MBGSS project finance loan.

     DEBT AND NOTE PAYABLE TO TPC - The fair value of long-term debt is estimated using discounted cash flow analysis, based on the borrowing rate currently available to MHP for loans with similar terms and maturities.

(7)  RELATED PARTY TRANSACTIONS

     For the period from the Effective Date of the formation of MHP (March 31, 1994) to December 21, 1994, TPC incurred certain internal costs related to the development and construction of the individual market center projects. These costs totaled $641,000 and were charged to MHP as general and administrative expenses in the accompanying combined statements of operations.

     Subsequent to the formation of MHP, TPC has received natural gas storage services from MHP, and in turn, provides certain administrative, financial and other services to MHP. Storage fees paid by TPC to MHP are at contractual rates which are comparable to those rates reflected in MHP's third party storage contracts and amounted to $3,177,000 and $1,888,000 in the years ended December 31, 1996 and 1995, respectively. Charges for services provided by TPC to MHP are based substantially upon contracts approved by TPC and MHP and are meant to approximate the market rate for such services. Contracts covering a substantial portion of such services were canceled by mutual agreement between TPC and MHP effective July 1, 1996 and the TPC employees who were previously

                              MARKET HUB PARTNERS
involved in providing these services to MHP became employees of MHP at that date. The aggregate charges for contractual services provided by TPC to MHP in the years ended December 31, 1996 and 1995 were as follows:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                                --------------------------
                                                                                 1996                1995
                                                                                ------              ------
                                                                                      (IN THOUSANDS)
Services provided by TPC which were continued subsequent to July 1, 1996.....   $1,641              $4,292
Services provided by TPC which were discontinued on July 1, 1996.............      774               1,158
                                                                                ------              ------
                                                                                $2,415              $5,450
                                                                                ======              ======

(8)  COMMITMENTS

     MHP leases its main office space in Leesburg, Virginia, from a third party. In addition, since July 1, 1996, MHP has occupied office space in Houston, Texas, leased by a TPC subsidiary from a third party; MHP has reimbursed the TPC subsidiary for this space at the subsidiary's cost, however, the subsidiary remains primarily liable on the lease with the third party. MHP's total office lease expense for the years ended December 31, 1996 and 1995 were $62,000 and $38,000, respectively. Future minimum rental payments required to be made by MHP under the Leesburg, Virginia, office lease are as follows:

                                                                AMOUNT
                                                             ------------
                                                            (IN THOUSANDS)
      1997..................................................   $  40
      1998..................................................      42
      1999..................................................      44
      2000..................................................       4
      2001..................................................      -0-
      Thereafter............................................      -0-
                                                               -----
      Total minimum payments required.......................   $ 130
                                                               =====